                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002


                           Pan American Silver Corp.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


              1500 - 625 Howe Street, Vancouver, BC V6C 2T6 Canada
             -----------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [ ] Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ] No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.


                                       PAN AMERICAN SILVER CORP.



Date: November 15, 2002                By /s/ Rosie Moore
                                       -----------------------------
                                       Name:  Rosie Moore
                                       Title: VP Corporate Relations

                                                [Pan American Silver Corp. Logo]

                                                   [Corner Bay Silver Inc. Logo]

November 15, 2002

             PAN AMERICAN AND CORNER BAY EXTEND MERGER CLOSING DATE


(Vancouver, British Columbia and Toronto, Ontario) -- Pan American Silver Corp. (Nasdaq - PAAS; TSX - PAA) and Corner Bay Silver Inc. (TSX - BAY) announce that they have extended the date for closing of the Plan of Arrangement to merge the two companies as described in their earlier news release dated June 19, 2002. The closing date has been extended until December 17th to allow for the fulfilling of the underlying conditions required to close. The companies are encouraged by recent progress in Corner Bay's efforts to procure water for the Alamo Dorado project in Mexico.

                                     - End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175 Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240



CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.


               910-55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7
                       TEL 416.368.6240 FAX 416.368.7141
                            www.cornerbaysilver.com
               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6
                       TEL 604.684.1175 FAX 604.684.0147
                           www.panamericansilver.com